Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Announces Change in May Ex-distribution Date for Unitholders of AAV (NYSE)

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, May 12 /CNW/ - Due to the Memorial Day holiday in the U.S., the ex-distribution date for Advantage Units trading on the NYSE will be May 26,
2006. The ex-distribution date for Canadian Unitholders of AVN.UN (TSX)
remains May 29, 2006.
    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: contact: Investor Relations, Toll free:
1-866-393-0393; ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW,
Calgary, Alberta T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web
Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 12:08e 12-MAY-06